EXHIBIT 21.1

SUBSIDIARIES OF THE ISSUER

The Company has a wholly-owned subsidiary, Wilson Bank and Trust, a state chartered bank incorporated under the laws of the State of Tennessee and doing business under the same name.

Wilson Bank holds an ownership interest in Encompass Home Loan Lending, LLC, a Tennessee limited liability company doing business under the same name, offering mortgage banking services that is 51% owned by Wilson Bank.